

April 6, 2012

Bruce Schoengood
Chief Executive Officer
Medifirst Solutions, Inc.
4400 North Federal Highway
Suite 54
Boca Raton, Florida 33431

   Re: Medifirst Solutions, Inc.
     Amendment No.2 to Registration Statement on Form S-1
     Filed on March 29, 2012
     File No. 333-178825

Dear Mr. Schoengood:

   We have reviewed your responses to the comments in our letter dated March 23, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. We note your response to our prior comment 1 and reissue in part. Please revise to remove the disclosure in footnote (1) of the registration fee table on page ii and in the determination of offering price on page 7 that this is not a bona fide price.

Medifirst Solutions, Inc., page iii

2. We note your response to our prior comment 4. Please note that you are required to include a "subject to completion" legend pursuant to Item 501(b)(10) if you use the prospectus before the effective date of the registration statement. The purpose of our prior comment was to remove the repetition since you included such legend in two separate places. It appears that instead of removing only one of these sections you have removed both legends. If you intend to use the prospectus before the effective date of the registration statement, please revise to include the "subject to completion" legend in the forepart of the registration statement.

Our Financial Situation, page 1

3. We note from your response to our prior comment 7 that you removed the reference to market price, however such reference still exists. Since your stock is not traded, please revise or remove the last sentence of this section which makes reference to the aggregate market price and historical market price or advise as to the basis of such disclosure.

Risk Factors

4. Please add a risk factor that the "taint" associated with smoking from a health perspective might make physicians reluctant to associate themselves with your other enterprise.

Selling Shareholders, page 7

5. We note your response to our prior comment 13. Please revise to remove from footnote (6) below the table that Mr. Schoengood is "not a deemed underwriter."

Information to be Provided in the Event of Any Acquisition or Business Combination, page 17

6. We note your response to our prior comment 3 and reissue in part. We note that in the event of an acquisition or business combination your will provide additional information in a post-effective amendment. Please expand your disclosure to list the items required pursuant to General Instruction III to Form S-1. Please also confirm your understanding that the required post-effective amendment must be declared effective before use.

Management's Discussion and Analysis or Plan of Operation, page 17

7. We note your response to our prior comment 18 and reissue. Please remove your statement on page 18 that FHC advertising agency division is a profit generator since there appears to be no reasonable basis for it presented in the filing.

Recent Sales of Unregistered Securities, page II-2

8. We note your response to our prior comment 19 and reissue. Please revise this list to disclose the facts relied upon that you believe make each purchase is a valid 4(2) sale. We note that a number of the transactions appear so close together in time that it appears there might be integration issues. We may have further comment upon your response.

Signatures, page II-5

9. We note your response to our prior comment 20 and reissue. Please revise your signature section to also have your principle financial officer sign your registration statement in his or her individual capacity. Refer to the Instructions to Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc (via E-mail): Robert Laskowski, Esq.